October 28, 2016

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Attention:     Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Xenetic Biosciences, Inc. Registration Statement on Form S-1 (File No. 333-211249)

 Ladies and Gentlemen:

We hereby request withdrawal of our previous request for acceleration of the above-referenced Registration Statement, which was dated October 26, 2016.

Thank you for your assistance in this matter.

Very truly yours,

Xenetic Biosciences, Inc.

By:  /s/ M. Scott Maguire

Michael Scott Maguire

Chief Executive Officer

cc:	David Strupp	Ladenburg Thalmann & Co. Inc.
	Michael Maline	Goodwin Procter LLP
	Mitchell D. Goldsmith	Taft Stettinius & Hollister
	Jeremy Stonehill	Taft Stettinius & Hollister